The following section is excerpted from Mr. Brandt’s Preliminary Proxy Statement (Amendment No. 3), as filed with the Securities and Exchange Commission on July 21, 2009.

Exhibit 1

CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)

The incumbent Board is committed to continue spending money for commercializing its technology. Mr. Brandt believes that the stockholders would be better served by eliminating the current spending on commercialization, finishing the clinical trial, publicizing the results, and then raising sufficient money to spend on commercialization. Successful clinical trial results could become a significant milestone that could open the door to more successful commercialization of its technology and more successful fund raising.

A major concern about the incumbent members of the Board, except Leonard Brandt, relates to entrenchment

The Company cannot dispute that it has never held an annual meeting. The Company’s stockholders had sometimes acted by written consents in lieu of annual stockholder meetings, but not at all since November 2006. The incumbent Board members were never elected by the Company’s stockholders, although, to be perfectly fair to them, some of them, including Leonard Brandt, had been elected by shareholders of a California corporation that is now a subsidiary of the Company. They became directors of the Company in 2007 through a merger transaction The others directors were subsequently appointed by the directors without a vote of the Company’s stockholders.

An obvious aspect of the incumbent Board’s recent activities has been the Company’s legal fight against holding a special meeting of stockholders. The votes of current stockholders would be diluted if the Company issues more Common Stock, and if the Company places voting stock in the hands of the incumbent Board or other friendly hands, the incumbent Board could effectively perpetuate its control and ignore the will of the present stockholders. The Company did schedule their first and only annual meeting, in September, 2009, but additional shares of Common Stock might be issued by the record date for that meeting, presently set at August 27, 2009. Since both Sail Venture Partners and John Pappajohn could purchase (pursuant to their recently signed agreements) virtually all of the securities that the Company might offer, the fact that the Company is raising more money now is very concerning.

Mr. Brandt believes that a large financing could indeed, if the incumbent Board is not replaced, occur before the special meeting can be held, if at all, or before the record date for the annual meeting called by the Company and intended to be held in September, 2009.

The Company admitted in its complaint in Delaware that the Company’s next financing is being sought right now.

CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS

The Company recently raised money (a total of $1,200,000 of convertible loans).

Consistent with its present budget, the Company has already completed significant “bridge” financings. The “bridge” loan lenders were Sail Venture Partners and John Pappajohn.

Sail Venture Partners is an affiliate of incumbent Board member David B. Jones.

John Pappajohn has been, as CEO George Carpenter described it to Mr. Brandt, “invited” to join the Board. Also, CEO George Carpenter introduced John Pappajohn to the Company.

Where a corporation deals with an insider, the transaction needs to be fair to the corporation. For that reason, the terms of the transaction should be measured against the terms that could be obtained from third parties.

Mr. Brandt is not uninformed concerning which third parties entered into discussions regarding these transactions or what the third parties, if any, might have offered. However what is evident is that both Sail Venture Partners an John Pappajohn have received a promise from the Company that each will have the right to invest in the Company a cumulative amount of $10,000,000 in any and all equity offerings, along with a promise that the Company will not enter into major corporate transactions without consent from Sail Venture Partners and John Pappajohn.

Outrageously, the management of the Company, in consultation with David B. Jones, Henry T. Harbin and George Carpenter, acting as a special committee formed in April 2009, made these agreements with Sail Venture Partners in May 2009 and John Pappajohn in June 2009 without seeking or obtaining approval of the Company’s Board until after both transactions were completed. On June 18, 2009 these transaction were however ratified by every incumbent member of the Board, except Leonard Brandt. At the meeting, to Mr. Brandt’s knowledge, the Board did not receive or discuss any opinion as to valuation or the fairness of the transactions to the Company and its stockholders from a financial point of view, there was limited discussion about the terms of the agreements and very limited discussion about how the terms were arrived at.

The terms of these transactions with Sail Venture Partners and John Pappajohn include two very problematic provisions:

Rights (but no obligations) to invest $10,000,000 in the Company ($10,000,000 by Sail Venture Partners and $10,000,000 by John Pappajohn) in any future financings or offerings of the Company

Rights of each investor to prohibit the Company from—

Acquiring any assets outside the ordinary course
Selling any assets outside the ordinary course.
Being acquired.

Making matters especially problematic, neither of the provisions is expressly subject to expiration. Neither of the agreements is expressly subject to termination.

Mr. Brandt believes the terms described immediately above are appalling and that they should be renegotiated or challenged through appropriate legal action.

The other terms of the transactions include:

John Pappajohn received seven-year warrants to purchase 3,333,333 shares of Common Stock for $0.30 per share; plus

John Pappajohn received a $1,000,000 promissory note that will, subject to certain conditions, convert into equity at 100% of the price paid by investors in the next equity offering of $1.5 million or more

Sail Venture Partners received seven-year warrants to purchase 100,000 shares at $0.25 per share; plus

Sail Venture Partners received a $200,000 promissory note that will, subject to certain conditions, convert into equity at 85% of the price paid by investors in the next equity offering of $1.5 million or more

The first major financing that was approved by the incumbent Board following the election of George Carpenter to the board in April 2009 was a $200,000 convertible loan from Sail Venture Partners, an affiliate of committee member David B. Jones. One of the provisions in that transaction ensured Sail Venture Partners has an ability to invest up to $10,000,000 in the Company from time to time in any offering the Company makes. Another provision ensured that Sail Venture Partners has an ability to veto any merger or other major transaction. Neither of these provisions has any express expiration, meaning these provisions of the agreement could bind the Company perpetually.

The next major financing that was approved by the Finance Committee was a $1,000,000 convertible loan from John Pappajohn, a person introduced to the Company by George Carpenter. Mr. Carpenter has stated that John Pappajohn had previously financed a company that Mr. Carpenter was involved with. In the recent loan agreement with the Company, Mr. Carpenter himself is ensured that, if he quits or is fired as CEO, an “Event of Default” exists. If an “Event of Default” exists, Mr. Pappajohn could demand to be repaid immediately. One of the other provisions in that transaction ensured John Pappajohn, like Sail Venture Partners, has an ability to invest up to $10,000,000 in the Company from time to time in any offering the Company makes. Another provision ensured that John Pappajohn, like Sail Venture Partners, has an ability to veto any merger or other major transaction. Neither of these provisions has any express expiration, meaning these provisions of the agreement could bind the Company perpetually.

Since March 2009, the Company has raised a total of $1,700,000 as “bridge loans”a bridge to an even larger financing. All those bridge loans could automatically convert into equity if and when the Company raises at least $1,500,000 more in equity. It is significant that the conversion price in all of the recently-completed financings is tied to the price that the Company obtains in the equity financing of $1.5 million or more. Sail Venture Partners and John Pappajohn will get more equity upon conversion of their bridge loans if the Company sells equity at a lower price. In fairness to them, he same holds true as for Leonard Brandt, who made a bridge loan in March 2009. However, only Sail Venture Partners and John Pappajohn have entered into agreements that ensure each of them the ability to invest as much as $10 million into the Company at whatever price the Company sells equity. The lower the offering price, the more equity that each one’s $10 million could buy.

The Company’s is raising equity before the release of its clinical trial data. If the market’s perception of Company is adversely affected by uncertainty about what the results will show, then the offering price for the Company’s equity would be lowered by that factor. If the uncertainty adversely affects the number of investors who will be interested, then the offering price would be lowered by that factor. Thus, if the clinical trial results are good and the equity offering precedes the release of the results, the bridge loans (which include the loan made by Leonard Brandt) might convert on terms that, while less favorable to the Company, are more favorable to the new investors and bridge loan makers. Also, if the clinical trial results are good and the equity offering precedes the release of the results, both Sail Venture Partners and John Pappajohn would have the contractual right to participate in the offering and might obtain even more equity or better terms for the same number of dollars.

On the other hand, if the clinical trial results are unfavorable, then raising equity before the clinical trial results are released would result in the Company raising equity at higher prices than it otherwise might, subject to the Company’s obligations under the securities laws to disclose all known material information to the investors in connection with the offer or sale of securities.

The Company admitted in its complaint in Delaware that the Company’s next financing is being sought right now.

In light of the conflict of interests that has arisen by virtue of the financial arrangements created in May and June 2009, and in light of the Company’s track record of negotiating and evaluating these transactions without independent oversight, Mr. Brandt lacks confidence that the Company’s anticipated financing will be on terms that are favorable, or fair, to the Company and its stockholders. Therefore Mr. Brandt recommends that you vote/consent FOR the Nominees named herein.

THE NOMINEES’ INTENTIONS AND PRESENT PLANS

Mr. Brandt is a proponent of reducing the Company’s budget for the remainder of calendar year 2009 until at least the public announcement, anticipated in November 2009, of the results of Company’s multi-site study of the effectiveness of the Company’s patented rEEG technology.

Mr. Brandt believes that spending for commercialization of the Company’s technology, and the financing needed for that spending, is premature before the clinical study’s results are known publicly and can be fully appreciated by the investors who provide the financing.

The study concerns evaluating the effectiveness of rEEG in guiding selection of medications for test subjects with treatment-resistant depression. During that initial period, the budget would devote resources primarily to the completion of the Company’s clinical trial followed by publicity and communication of the clinical trial’s results. Accordingly, spending for marketing and other activities would be reduced. Mr. Brandt anticipates that the Nominees, if elected, would consider minimizing all expenditures of the Company, and the budget may involve termination of some employees and consultants, particularly those engaged in commercialization.

The larger the budget, the more financing that the Company would immediately need. Conversely, the smaller the budget, the less financing that the Company would immediately need. Before releasing the results of the clinical trial, raising a smaller amount of capital, only as necessary to meet immediate needs of the Company’s reduced budget, Mr. Brandt believes is in the stockholders’ best interests.

Mr. Brandt believes it is clearly in the stockholder’s best interest only after announcement and publicity of the multi-site treatment-resistant depression trial, currently anticipated to begin in November, to raise more than minimal capital to advance commercialization of rEEG.

Mr. Brandt is also mindful of the onerous terms of the financing transactions completed in May 2009 between the Company and Sail Venture Partners and in June 2009 between the Company and John Pappajohn. Mr. Brandt believes that these agreements should be renegotiated. See “ CONCERNS ABOUT THE INCUMBENT BOARD (EXCEPT LEONARD BRANDT)” and “CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS.” If these agreements cannot be renegotiated, then other alternatives include legal action.

Those financings also created about $1,800,000 of “bridge loan” indebtedness for the Company, all of which is currently due or may become due at any time if an Event of Default occurs and payment is then demanded by the holder of the indebtedness. The Company in March 2009 incurred another $500,000 of “bridge loan” indebtedness, so the total due under “bridge loans” has become approximately $1.8 million in total. In the event the Company completes an equity financing of at least $1.5 million, the indebtedness provides for its automatic conversion into equity if the indebtedness remains outstanding. Mr. Brandt anticipates that raising the minimum amount of equity in order to cause the conversion of that indebtedness could be in the best interests of the Company and its stockholders. Possible alternatives include renegotiation or legal action.

To the extent of the discussions that have taken place between Mr. Brandt and each of the other nominees, Mr. Brandt believes it would be fair to describe the Nominees, in general, as being in favor of this plan.

The nominees have no present plans to propose any extraordinary transactions, such as a sale of the Company or any sale or disposition of its assets outside the ordinary course.

Mr. Brandt and the Nominees have not yet arranged for the $1,500,000 of financing in order that the “bridge’ loan obligations may convert into equity. The other ways to address these obligations may include to obtain replacement financing for the Company, to negotiate a modification of the terms, or to bring a legal challenge as to the validity of the transactions or the terms.

The Nominees in general believe that it best serves the interests of the Company and the stockholders to raise as little financing as necessary until after the release of the clinical study’s results.

The nominees intend to consider and address, in a decisive manner, these and all other matters of greatest significance to the Company as promptly as practicable pending or following the election of the nominees.

The statements above are based on present knowledge, beliefs and expectations. The Nominees intend to carefully consider the Company’s circumstances and opportunities at the time if and when the Nominees are elected. Therefore, the foregoing statements are not meant to foreclose the nominees from other possible actions in the faithful discharge their fiduciary obligations to the Company and its stockholders.